SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC



                                    FORM 6-K



          REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      FOR THE PERIOD ENDED JANUARY 31, 1999




                             NU-DAWN RESOURCES INC.
                             ----------------------

                   Translation of Registrants name in English


                               102 Piper Crescent
                            Nanaimo, British Columbia
                                 Canada V9T 3G3

                              -------------------

                     Address of principal executive offices

                                  SCHEDULE "A"

                             NU-DAWN RESOURCES INC.

                              FIRST QUARTER REPORT

                              FINANCIAL STATEMENTS
                       THREE MONTHS ENDED JANUARY 31, 1999


                  CONTENTS                                                  PAGE
                  --------                                                  ----

BALANCE SHEET                                                                  1
STATEMENT OF LOSS AND DEFICIT                                                  2
STATEMENT OF CHANGES IN FINANCIAL POSITION                                     3
SCHEDULE OF CHANGES IN RESOURCE PROPERTIES                                     4
NOTES TO FINANCIAL STATEMENTS:
     -  Note 1. Fixed Assets and Deferred Costs                                5
     -  Note 2. Resource Properties                                            5
     -  Note 3. Description of Resource Properties                           5-6
     -  Note 4. Long-Term Debt                                                 6
     -  Note 5. Related Party Transactions                                     7
     -  Note 6. Capital Stock                                                  7
     -  Note 7. Warrants & Options                                           7-8
     -  Note 8. Future Operations                                              8
     -  Note 9. Comparative Figures                                            8




PREPARED BY MANAGEMENT -- UNAUDITED

Nu-Dawn Resources Inc - Quarterly Report - January 31, 1999

NU-DAWN RESOURCES INC.
BALANCE SHEET
for three month period ending January 31, 1999

                                                  3 month period  3 month period
ASSETS                                             ended 1/31/99   ended 1/31/98
------                                             -------------   -------------

CASH                                                       3,534          1,355
ACCOUNTS RECEIVABLE                                          582          2,500
DUE FROM RELATED                                           2,988            488
                                                      ----------     ----------
                                                           7,103
FIXED ASSETS AND DEFERRED COSTS                        1,764,244      1,764,244
(NOTE 1)

RESOURCE PROPERTIES                                      500,474        440,455
(NOTE 2)                                              ----------     ----------

TOTAL ASSETS                                           2,271,822      2,209,042
                                                      ==========     ==========

LIABILITIES
-----------

ACCOUNTS PAYABLE                                         200,646        223,101
DUE TO RELATED PARTIES (NOTE 5)                             (296)       (11,204)
DEFERRED REVENUE                                           4,952          4,952
                                                      ----------     ----------
                                                         205,302
LONG TERM DEBT (NOTE 4)                                   50,000         50,000
                                                      ----------     ----------
TOTAL LIABILITIES                                        255,302        266,849
                                                      ==========     ==========
SHAREHOLDERS' EQUITY
CAPITAL STOCK (NOTE 6)
----------------------

AUTHORIZED: 50,000 Common Shares no par value
ISSUED: 28,410,770 shares (at 1/31/99)                 6,314,874      6,115,349
Advance on Exercise of Warrants                                0              0
DEFICIT (PAGE 2)                                      (4,298,354)    (4,173,156)
                                                      ----------     ----------

TOTAL SHAREHOLDERS' EQUITY                             2,016,520      1,942,193
                                                      ==========     ==========

TOTAL LIABILITIES AND EQUITY                           2,271,822      2,209,042
                                                      ==========     ==========

NU-DAWN RESOURCES INC.
STATEMENT OF LOSS AND DEFICIT
for three month period ending January 31, 1999

                                                3 month period   3 month period
                                                 ended 1/31/99    ended 1/31/98
                                                 -------------    -------------
REVENUE
-------

Revenue                                                      0                0
Interest & Sundry Revenue                                   60            1.713
                                                    ----------       ----------
                                                            60            1,713
                                                    ----------       ----------
EXPENSES
--------

Office Administration                                    4,162              600
Professional Fees                                            0              807
Management Fees                                              0                0
Consulting  Fees                                         6,250            4,000
Regulatory & Transfer Fees                               2,946            4,997
Rent                                                     3,000                0
Travel & Promotion                                       7,744            1,804
Wages & Payroll Expense                                      0            5,623
Office Equipment & Rental                                   74              778
Telephone, Fax & Courier                                 1,620            2,228
Printing & Distribution                                    110              198
Interest & Bank Charges                                  8,530            1,940
Computer & Internet                                      1,858              874
Asbestos Project                                         8,000              162
Costa Rica - Projects                                    8,810            8,490
Pan-Oro Project                                            768                0
Saskatchewan                                                 0                0
Salmo Operations                                         7,385            5,286
                                                    ----------       ----------
                                                       (61,257)
Invested Resource Properties                            17,578            8,652
                                                    ----------       ----------
Net (Loss) for the period                              (43,619)         (27,422)
Net (Deficit) - beginning of period                 (4,254,735)      (4,145,734)
                                                    ----------       ----------
Net (Deficit) - end of period                       (4,298,354)      (4,173,156)
                                                    ----------       ----------
Gain (Loss) per share for the period                     (0.15)           (0.00)
                                                    ==========       ==========

NU-DAWN RESOURCES INC.
STATEMENT OF CHANGES OF FINANCIAL POSITION for three month period ending January 31, 1999

                                                  3 month period  3 month period
OPERATING ACTIVITIES                               ended 1/31/99   ended 1/31/98
--------------------                               -------------   -------------

Net (Loss) for the Period                                 (43,619)      (27,422)
Change in Non-Cash Working Capital                         54,632        18,275
                                                         --------      --------
                                                           98,251         8,157
                                                         --------      --------
INVESTING ACTIVITIES
--------------------

Expenditures Relative to Resource Properties               17,577        (8,652)
Payments on Fixed Assets & Deferred Costs                       0             0
Sale of Fixed Assets                                            0             0
                                                         --------      --------
                                                           17,577        (8,652)
                                                         --------      --------
FINANCING ACTIVITIES
--------------------

Loan                                                            0             0
Advances from Related Party                                 8,927        14,025
Flow-Through Private Placement                                  0             0
Private Placement                                         150,000             0
Capital Stock Issued                                            0             0
Advance on Exercise of Warrants                                 0             0
                                                         --------      --------
                                                          158,927        14,025
                                                         --------      --------
Increase (Decrease) in cash - during period               (43,099)      (14,025)
Cash Position - beginning of period                        46,633        15,875
                                                         --------      --------
Cash Position - end of period                               3,534         1,355
                                                         ========      ========



NU-DAWN RESOURCES INC.
SCHEDULE OF CHANGES IN RESOURCE PROPERTIES
October 31, 1998 to January 31, 1999

                                           Prince                          Asbestos
                                           Albert   Guanacaste   Pan-Oro    Claims     Totals
----------------------------------------------------------------------------------------------
Balance, October 31, 1998                  $57,788   $366,597    $38,036    $20,476   $482,897
----------------------------------------------------------------------------------------------
Consulting                                    --         --         --         --         --
Geological Consulting                         --         --         --         --         --
Travel                                        --        1,823        768       --        2,591
Exploration                                   --        6,200       --         --        6,200
Option Payments                               --         --         --        8,000      8,000
Permits & Fees                                --         --         --         --         --
Field Crew                                    --         --         --         --         --
Vehicle Expense                               --          453       --         --          453
Fuel                                          --         --         --         --         --
Repairs                                       --         --         --         --         --
Misc                                          --          333       --         --          333
----------------------------------------------------------------------------------------------
Balance, January 31, 1999                 $ 57,788   $375,406   $ 38,804   $ 28,476   $500,474
==============================================================================================


                                                                                        Page 4

                          NOTES TO FINANCIAL STATEMENTS

1. FIXED ASSETS AND DEFERRED COST

H B Mill            - 15 year  straight-line  basis,  commencing on the start of production
Office Equipment    - 20% declining balance basis
Motor Vehicles      - 20% declining balance basis

--------------------------------------------------------------------------------
FIXED ASSETS                    Cost         Acc Dep   *NBV 1998     *NBV 1997
------------------------------------------------------------------------------
H B Mill and freehold land   $1,757,855         --     $1,757,855   $1,757,855

Office Equipment                  9,803        6,345        3,458        3,458

Motor Vehicles                   17,219       14,289        2,930        2,930
================================================================================
                             $1,784,877       20,634   $1,764,243   $1,764,243
================================================================================

Costs capitalized to the H.B. Mill totalled $15,759 (1996 - $14,013) for the year. Costs capitalized include property taxes and general maintenance costs, net of equipment sales. During the year ended October 31, 1997 the Company recorded a write down of $860,439 to adjust the carrying value of this asset to management's best estimate of the net recoverable amount.

2. RESOURCE PROPERTIES

Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in the accounts. When production is attained these costs will be amortized. When deferred expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written-off when the decision to abandon is made.


RESOURCE PROPERTIES                        1/31/99          1998           1997
-------------------                        -------          ----           ----

GOODENOUGH & YMIR                             --             --             --
TRITON                                        --             --             --
PRINCE ALBERT                               57,788         57,788         55,788
GUANACASTE (MINA MARIO)                    375,406        366,597        328,475
SUKUT                                         --             --             --
PAN-ORO                                     38,804         38,036         37,517
ASBESTOS CLAIMS                             28,476         20,476           --
                                          ========       ========       ========
TOTALS                                     500,474        482,897       $431,803
                                          ========       ========       ========


3. DESCRIPTION OF RESOURCE PROPERTIES

(a) Goodenough and Ymir, British Columbia

The Company has a 100% interest in certain mineral claims located in the Nelson Mining Division, British Columbia, subject to a 15% net profit interest, and has freehold title to the land. During the year ended October 31, 1997, the Company wrote down the balance of its interest in this resource property.

(b) Triton, Ontario

The Company has a 50% interest in certain mineral claims located in MacMurchy Township of the Larder Lake Mining Division, Ontario. A third party has agreed to maintain the good standing of the mineral claims. During the year ended October 31, 1997, the Company wrote down the balance of its interest in this property.

(c) Prince Albert, Saskatchewan

The Company has entered into an option agreement to acquire a 100% interest, subject to a 5% net profit royalty, in certain mineral claims in the Prince Albert Mining District, Saskatchewan. To maintain its interest in the agreement, the Company is required to pay $2,000 annually for ten years to July 2003.

The Company had a 100% interest in certain mineral exploration permits issued by Saskatchewan Energy and Mines in the Southern Mining district of Saskatchewan. During the year, the Company allowed the permits to lapse and wrote off the investment in those permits. The remaining balance of $55,788 represents the Company's interest in the option in the Prince Albert Mining District.

(d) Mina Mario Project-Guanacaste, Costa Rica

Pursuant to an option agreement dated October 23, 1995, and amended February 27, 1996, between the Company and Minera Oceanica, S.A., the Company acquired an option for the mineral and surface rights on Concession 6622 situated in the Central Gold Belt in the Juntas de Abangores District of Guanacaste Province in Costa Rica, subject to a 10% royalty in favor of Minera Oceanica, S.A. on operating profits derived from the property, or US$100,000 per year, whichever is the greatest. Finder's fees in the amount of $22,500 have been included in resource properties.

(e ) Pan-Oro, Panama

During 1995, the Company entered into a Letter of Agreement with Grande Portage Resources Ltd. to enter into a joint-venture agreement to develop mineral concessions in north-western Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. The Company has a 90% ownership interest in Pan-Oro S.A., a Panamanian corporation. Resource properties include $21,000 in costs charged by Pan-Oro S.A.

(f) Sukut Project-Limon, Costa Rica

The Company entered into an agreement dated April 24, 1996 for the mineral exploration permit (ID# 6200) over an area of eighteen square kilometres within the Bri Bri Indian Reservation situated in the Province of Limon, County of Talamance, District of Bratsi. There has been a moratorium placed on any mining activity by the Asamblea Legislativa de Costa Rica. During the year the permit was withdrawn from the optionor by the Costa Rican authorities. Therefore, the Company has written down its interest in this property.

(g) Asbestos Claims, Quebec

The Company entered into an option agreement dated October 8, 1997 with Vant Resources Inc. for the Asbestos "A" claims in Maizerets, Quebec and the Exploration Claims in Soissons, Quebec. In order to exercise the option, the Company must pay the optionor an aggregate of $1,070,000 as follows:

     1.   $10,000 on execution of this Agreement (paid);
     2.   $10,000 on or before March 15, 1998;
     3.   $50,000 on or before September 15, 1998; and
     4.   $1,000,000 on or before September 15, 1999.

After the Company has recovered all its preproduction expenditures on the property it shall pay to the optionor a royalty equal to 5% of the net profits arising from commercial production. At any time after the commencement of commercial production, the optionor can surrender its royalty to the Company in consideration of shares of the Company with a market value of $500,000 at the date of surrender.

4. LONG-TERM DEBT

This amount is unsecured, non-interest bearing, and will be repaid at a rate of 10% of the net profits of the H B Mill at the time it goes into product.

5. RELATED PARTY TRANSACTIONS

At Beginning of Period                                                   (7,271)
Dydar Resources Ltd. - Incurred as Loans                                      0
Dydar Resources Ltd. - Incurred as Services                              (1,952)
Advances from Curitiba S.A                                                8,927
                                                                         ======
At End of Period July 31, 1998                                             (296)


(b) Administrative consulting fees paid to a director was nil for period October 31, 1998 to January 31, 1999

6. CAPITAL STOCK


(A) The changes in capital stock during this period are recorded as follows:

                                                   January 31, 1999            January , 1998
ISSUED:                                         ------------------------  ------------------------
                                                # of shares     Amount    # of shares     Amount
                                                -----------     ------    -----------     ------

At Beginning of Period                           27,410,770   $6,164,874   27,493,104   $6,115,349
Debt settlement pursuant to exercise of option            0            0            0            0
Private Placement                                 1,000,000      150,000            0            0
Flow-through private placement                            0            0            0            0
For cash pursuant to exercise of option                   0            0            0
                                                 ==========   ==========   ==========   ==========
Issued at end of period                          28,410,770   $6,314,874   27,493,104   $6,115,349


(B) Outstanding at this period end:

                  AUTHORIZED                                   ISSUED
-----------------------------------------------      ---------------------------
    CLASS          PAR VALUE           NUMBER          NUMBER          VALUE
-----------------------------------------------      ---------------------------
    Common            NPV            50,000,000      28,410,770     $6,314,874
-----------------------------------------------      ---------------------------

7. WARRANTS & OPTIONS

(A) As of January 31, 1999

(i) Pursuant to a private placement agreement dated April 15, 1998 and transacted November 9, 1998, 1,000,000 non-transferable shares were issued at a price of $0.15 per share with non-transferable share purchase warrants to purchase 1,000,000 shares at $0.15 for a one year period and $0.18 per share in the second year.

(ii) Issued 500,000 non-transferable share purchase warrants pursuant to a private placement agreement dated May 29, 1996, were issued at a price of $0.50 per share. Each unit consisting of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share for a period of two years at a price of $0.50 per share during the first year and $0.60 per share during the second.

(iii)Pursuant to a private placement agreement dated April 29, 1997, 1,000,000 non-transferable shares were issued at a price of $0.15 per share with non-transferable share purchase warrants to purchase 1,000,000 shares at $0.15 per share for a one year period and $0.18 per share in the second year. As at October 31, 1997, 696,499 of the share purchase warrants remained unexercised. April 15, 1998, 330,166 share purchase warrants were issued for cash pursuant to exercise of option.

(B) Stock Options outstanding to directors and employees at January 31, 1999 :

       Number of Shares          Exercise Price         Expiry Date
       ----------------          --------------         -----------
          1,200,000                  $0.15            August 20, 2002
            100,000                  $0.15              July 15, 2001
            100,000                  $0.15            October 8, 2002

INSIDER REPORT (as of January 31, 1999):

     (i)   10,588,441 common shares held by Curitiba S.A.
     (ii)  1,235,000 common shares held by a director of the Company
     (iii) 112,500 common shares held by a director of the Company
     (iii) 116,000 common shares held by a director of the Company

(C)  Shares in Escrow :     NIL

     412,500 shares held in escrow were returned to treasury October 21, 1998 in accordance with an Escrow Agreement which expired September 1998.

(D)  List of directors as at January 31, 1999:

                      Raynerd B. Carson   Geoffrey Vantreight
                      James Wadsworth     Dr. Stewart A. Jackson
                      Gary Van Norman

8. FUTURE OPERATIONS

These financial statements have been prepared with integrity and on the going concern bass of accounting. The company is currently operating at a loss and has an accumulated deficit of $ 4,298,354. The company's movements toward streamlining its methods of operation and management have shown to be a positive effort and in foresight will prove beneficial in every related aspect.

9. COMPARATIVES FIGURES

Certain figures have been accentuated, reclassified, or integrated to conform to the current quarter's presentation of this financial statement. The information released in this report is accurate and congruent with proper accounting records.

                             NU-DAWN RESOURCES INC.
                     102 Piper Crescent, Nanaimo BC V9T 3G3
                     Tel: (250) 756-0291 Fax: (250) 756-0298



                                  SCHEDULE "B"

                            SUPPLEMENTARY INFORMATION

1. FOR THE CURRENT FISCAL YEAR-TO-DATE:     JANUARY 31, 1999

Refer to January 31, 1999 Financial Statements

(a) Expenditures to non-arms length parties:   None

Refer to Note 5: Related Party Transactions of January 31, 1999 Financial Statements

2. FOR THE QUARTER UNDER REVIEW

(a) Securities issued:              1,000,000 shares Private Placement
                                    Refer to Note 6 - Capital Stock

(b) Options granted:                None
                                    Refer to Note 7B - Warrants & Options

3. AS AT THE END OF QUARTER

(a) Authorized share capital:       50,000,000 common shares without par value

(b) Issued share capital:           28,410,770 shares

(c) Summary of warrants and options outstanding:

         Warrants...........        Refer to Note 7- Warrants & Options (A)
         Options............        Refer to Note 7- Warrants & Options (B)

(d) Shares in escrow:               None
                                    Refer to Note 7C

(e) Directors:                      Raynerd B. Carson
                                    James Wadsworth
                                    Geoffrey Vantreight
                                    Gary Van Norman
                                    Dr. Stewart Jackson

           Nu-Dawn Resources Inc - Quarterly Report - January 31, 1999

                             NU-DAWN RESOURCES INC.
                     102 Piper Crescent, Nanaimo BC V9T 3G3
                    Tel: (250) 756-0291 Fax: (250) 756-0298
--------------------------------------------------------------------------------

                                  SCHEDULE "C"
                  FOR THE FIRST QUARTER ENDING JANUARY 31, 1999

The Directors of Nu-Dawn Resources Inc. report on the Company's affairs for the first quarter of 1999.

The weak commodity markets in the world has dramatically affected the junior resource industry. Financing for these companies has been extremely hard to come by; Nu-Dawn has been no exception. However, we have managed to overcome some horrific obstacles during the past year, and we now look forward to improving our lot over the next year.

A civil action in which the defendants also included some of the directors of Nu-Dawn, an attorney who acted for the Company and the Province of British Columbia was finally settled out of court last September. Nu-Dawn was able to pledge its Salmo land and mill machinery to secure its share of the settlement. With this burden lifted, the Company is looking forward to furthering its projects.

Nu-Dawn concentrated a good part of its efforts over the past year on the Abitibi project in Quebec. Positive progress was made with an International Trading Company to market the chrysotile fibre to the Asian markets. Marketing is a key component in putting together the financing for the Abitibi project. Last October, we were advise by the Trading Company to put the project on hold until the financial conditions in the Orient improve.

Minera Oceanica S.A., a Costa Rican affiliate company, has entered into a partnership agreement with a native peoples Mining Co-op in Costa Rica to explore a large mineralized area comprised of 60 square kilometres which is located on their reserve. The Mining Co-op has made application for exploration permits to be issued by the Mines Department. The Minister is supporting this application and he has requested from his legal advisors the interpretation of the laws governing the land of Indigenous people, and if the present statutes allow the ministry to issue the permits. A decision on this matter is expected in the next few months. A favourable decision will bring to Nu-Dawn a huge project that for many years has been sought after by some of the world's largest mining companies.

This past month, your directors have been made aware of new technology that recovers zinc and lead from oxide ores. Nu-Dawn's Salmo property in British Columbia has several zones of zinc/lead oxide ore. One of these zones, which is accessible from the underground workings, has 100,000 tons of proven ore and 100,000 tons of probable ore, grading 12% zinc and 4% lead. We are presently, along with others, investigating the amenability of this ore to the new metallurgical process.

The state of the mineral industry has prompted the Company to research other enterprises which we believe will be more attractive to investors at this time. To this end, your directors are studying a new building concept to manufacture prefab homes. This is an exciting project, and our investigations are expected to be completed within the next two months.

           ON BEHALF OF THE BOARD OF DIRECTORS NU-DAWN RESOURCES INC.
                                      per:

                              /s/ Raynerd B. Carson
                              ---------------------
                          Raynerd B. Carson, President

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


                                            NU-DAWN RESOURCES INC.




                                            By: /s/ Raynerd B. Carson
                                            -------------------------
                                            Raynerd B Carson, President

                                            Date: March 30 , 1999